Exhibit 99.1

Maxar Intelligence and Satellogic Announce Tasking Partnership to Support National Security Missions

Maxar Granted Exclusive Rights to Satellogic Data for Missions Supporting the U.S. Government and Select International Government Partners

New York, NY – December 11, 2024 – Maxar Intelligence and Satellogic, Inc. (NASDAQ: SATL) have announced a tasking, data licensing and distribution agreement (the “Agreement”) that enhances Maxar’s ability to deliver monitoring and change detection insights in near real-time for the U.S. government and the government’s partners around the world.

Specifically, the Agreement grants Maxar exclusive rights to task Satellogic’s high-revisit constellation and use its cost-effective satellite imagery to support national security missions for the U.S. Government and select U.S. partners internationally.

Pairing Satellogic’s high frequency revisit rates with Maxar’s very-high resolution satellite imaging capabilities and AI-powered technologies creates a differentiated offering in the market. Maxar can task Satellogic imagery and apply machine learning models to simultaneously monitor activity and detect change over multiple geographies. When it is time to better understand that activity or change, Maxar can collect a 30 cm-class image to get a more detailed and precise view. This Agreement unlocks new opportunities to deliver Earth observation data by achieving a balance between cost, resolution, and revisit frequency.

“This agreement with Maxar is a watershed moment in Earth observation, providing crucial capacity to warfighters and allies," said Matt Tirman, President of Satellogic. "Combining our constellation with Maxar's expertise enables comprehensive monitoring and analytics to meet the demand for actionable intelligence. Access to Maxar's distribution platform expands our reach and delivers our data to more customers.”

This partnership will further enhance Maxar’s virtual constellation capability, which brings together complementary sensors to create a seamless collection, delivery and analysis workflow for users.

“In today’s dynamic environment, warfighters and intelligence analysts need to be able to detect and understand change over many areas of interest simultaneously,” said Peter Wilczynski, Chief Product Officer at Maxar Intelligence. “To achieve this more ambitious mission, customers need access to more than one constellation—tipping and cueing between sensors to balance between cost, revisit and resolution is essential. Adding Satellogic into our virtual constellation allows us to deliver timely mission-critical insights to our U.S. and international government customers at even greater scale, giving them a strategic advantage.”

About Maxar Intelligence

Maxar Intelligence is a leading provider of secure, precise geospatial insights. Operating the most advanced commercial Earth observation constellation on orbit, we use the power of very high-resolution satellite imagery and software technology to deliver mission success on Earth and in space. Our secure, AI-powered products and services deliver ground truth in near real-time to keep nations safe, improve navigation, protect our planet, speed up disaster response and more. For more information, visit www.maxar.com.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, including its plans to redomicile in the U.S., Satellogic’s future opportunities and financial performance, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) our ability to generate revenue as expected, (ii) our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, (iii) risks related to the secured convertible notes, (iv) the potential loss of one or more of our largest customers, (v) the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle, (vi) risks and uncertainties associated with defense-related contracts, (vii) our ability to scale production of our satellites as planned, (viii) unforeseen risks, challenges and uncertainties related to our expansion into new business lines, (ix) our dependence on third parties to transport and launch our satellites into space, (x) our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services, (xi) market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances, (xii) competition for EO services, (xiii) unknown defects or errors in our products, (xiv) risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies, (xv) uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies, (xvi) the failure of the market for EO services to achieve the growth potential we expect, (xvii) risks related to our satellites and related equipment becoming impaired, (xviii) risks related to the failure of our satellites to operate as intended, (xix) production and launch delays, launch failures, and damage or destruction to our satellites during launch and (xx) the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Media Contacts

Maxar Intelligence

Tomi Maxted, Media Relations

tomi.maxted@maxar.com

Satellogic, Inc.

Ryan Driver, VP of Strategy & Corporate Development

pr@satellogic.com